Exhibit 99.2

Algonquin Power & Utilities Corp. announces dates for 2014 first quarter results release and conference call

OAKVILLE, ON, April 11, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AQN) today announced plans to release 2014 first quarter results on Thursday, May 8, 2014 after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 9, 2014, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, May 9, 2014

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-877-974-0445 or Local 416-644-3415.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4679004# from May 9, 2014 until May 23, 2014.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.5 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 470,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 15:50e 11-APR-14